As filed with the Securities and Exchange Commission on July 16, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of July 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

metro

FOR IMMEDIATE RELEASE 28 June 2002

METRO ATTRACTS MORE THAN ONE MILLION READERS IN FRANCE

Metro International S.A. ("Metro"), the international newspaper group, today announced that 1.1 million people now read its daily Paris and Marseille editions, only four months after the launch of the newspaper in France. Metro was launched in France on 18 February this year, when 400,000 copies were distributed by hand and from racks in Paris and Marseille, covering a target population of 9.2 million people.

This milestone further consolidates Metro's position as the most read free newspaper in France with twice as many daily readers as its principal free newspaper competitor in Paris and Marseille, and nearly three times as many female readers. Metro is the second most read daily newspaper in Marseille and the fourth most read daily newspaper in Paris. The City of Lyon, where Metro launched its third French edition in March, was not included in the survey.

The latest results from the twice-yearly worldwide readership survey conducted by Gallup, the leading independent polling organization, show that the Paris and Marseille editions have already achieved a daily reach of 10% of the total population in the two cities, and 32% of the 25-34 year old age group. 85% of Metro readers are under 50 years of age, a higher percentage than any of the other newspapers surveyed and compared with 65% of the total population. Metro readers also have an above average level of education and financial income.

Metro has again proven that it can rapidly reach a higher proportion of the young, well-educated, affluent, male and female, urban audience than either its traditional or free newspaper rivals.

France is the third largest advertising market in Europe, with an annual media spend of US$ 9 billion in 2000. The newspaper advertising market in France was reported to be worth US$ 1.7 billion in 2000.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 23 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Toronto (Metro Today), Rome (Metro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo), Copenhagen (MetroXpress), Paris (Metro), Marseille (Metro), Lyon (Metro) and Hong Kong (Metropolis Daily).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

Metro International S.A.
75, Route de Longwy
LU-8080 Bertrange, Luxembourg
www.metro.lu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By:
Name: Anders Fällman
Title: Vice President

Date: July 16, 2002